Filed Pursuant To Rule 433

Registration No. 333-180974

January 27, 2014

Why Gold is Getting its Groove Back

Posted to TheStreet.com January 24, 2014

GREGG GREENBERG: Gold had a rough 2013 but it’s bouncing back in 2014. Here to talk about the yellow metal is Dave Mazza from State Street. Welcome Dave.

DAVID MAZZA: Thanks for having me.

GREGG GREENBERG: All right so before we get to the bounce back, especially today with the market so low, tell me what happened in 2013. Why was there such selling?

DAVID MAZZA: Gold’s performance last year was driven by a confluence of events. People comment about the economic slow-down in China, talk about rumors of Cyprus selling. There’s also influence over the fact that the Federal Reserve had rumors about tapering which eventually obviously just happened, and, really investors questioning whether or not they want that yellow metal as you put it, as part of their portfolio.

GREGG GREENBERG: And they certainly want gold, especially today with the big sell-off. Gold’s up around five percent year to date. Can it hold those gains? Can it build on those gains?

DAVID MAZZA: I think you raise a really good point ‘cause what we’re seeing this year is gold bouncing back, and today, uh, being an exceptional day for the price of gold because what we’re finding is that even though the economy’s definitely on firmer footing, uh, the Federal Reserve is going to be pulling back a little bit here in the U.S., gold really can—has some benefits to a portfolio because while things are better as you put it, there’s not all clear on the horizon.

GREGG GREENBERG: What kind of inflows have you seen into the GLD, which is State Street’s product, uh, year to date? You’ve seen a lot of money come in? Nervous people?

DAVID MAZZA: Well we’ve just only really begun to see more of two-way activity in GLD, but that’s, uh, something interesting because looking ahead, while we had that influence of selling last year, the product continued to trade, continued to provide investors the access they needed, and this year as we see some of that bounce-back in performance, really having a lot of activity with clients and figuring out exactly what they want to think about gold in their portfolio.

GREGG GREENBERG: And then finally the miners are actually out-performing gold, they fared worse than gold last year, so if you had to choose between the GLD, which is your baby, or the miners, what would you do?

DAVID MAZZA: It’s always a tough decision and one we—we wrap our heads around a lot, but I’m going with gold bullion, because it offers something unique. The miners are equities, right? So they’re going to be influenced by different, uh, events in the market place, uh, cash flows, earning, things of that nature, but when I want that stability in my portfolio, that diversification, that low correlation to stocks and bonds, I’m going with GLD.

GREGG GREENBERG: You’re a little bit biased but you like the pure play.

DAVID MAZZA: That’s exactly correct.

GREGG GREENBERG: Thanks a lot Dave Mazza. And thank you, for watching The Street.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.